UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on exploratory blocks in São Tomé and Príncipe —

Rio de Janeiro, December 27, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that the Board of Directors has approved the company's operations in São Tomé and Príncipe, a country on the west coast of Africa, enabling the acquisition of stakes in 3 exploratory blocks, through a competitive process conducted by Shell.

The transaction is part of the scope of the Memorandum of Understanding signed in March 2023 by the CEOs of Petrobras and Shell, Jean-Paul Prates and Wael Sawan, whose objective includes, among others, the identification of business opportunities between the companies in the upstream segment - such as the acquisition in partnership of the 29 exploratory blocks in the Pelotas basin in the 4th Permanent Concession Offer Cycle that took place on 12/13/2023.

Petrobras thus acquired a 45% stake in blocks 10 and 13 and a 25% stake in block 11, with the consortia now composed as follows:

• Block 10: Shell, operator (40%), Petrobras (45%) and ANP-STP (15%)

• Block 11: Shell, operator (40%), Petrobras (25%), Galp (20%) and ANP-STP (15%)

• Block 13: Shell, operator (40%), Petrobras (45%) and ANP-STP (15%)

The operation will mark the resumption of exploratory operations on the African continent with the aim of diversifying the portfolio and is in line with the company's long-term strategy, aimed at rebuilding oil and gas reserves by exploring new frontiers and working in partnership.

The acquisition of the blocks in São Tomé and Príncipe complied with all the company's internal and governance procedures and is in line with its Strategic Plan 2024-2028+ ("SP 2024-28+") and is subject to approval by the local regulatory bodies.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer